Filed Pursuant to Rule 433
Registration No. 333-155671
July 20, 2009
FINAL TERM SHEET
4.25% Senior Notes due September 1, 2012

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Guarantee:	Unconditionally guaranteed by certain subsidiaries of
Plains All American Pipeline, L.P.

Trade Date:	July 20, 2009

Expected Settlement Date:	July 23, 2009

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Size:	$500,000,000

Maturity Date:	September 1, 2012

Coupon:	4.25%

Yield to Maturity:	4.317%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2010

Record Dates:	February 15 and August 15

Price to Public:	99.802%

Benchmark Treasury:	1.500% due July 15, 2012

Spread to Benchmark Treasury:	+275 bps

Benchmark Treasury Yield:	1.567%

Make-Whole Call:	T + 40 bps

CUSIP:	72650RAV4

ISIN:	US72650RAV42

Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc.
BBB- (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
BNP Paribas Securities Corp.
Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp.
Daiwa Securities America Inc.
Mizuho Securities USA Inc.
RBC Capital Markets Corporation
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533, BNP Paribas Securities Corp. at 1-800-854-5674 or Wells Fargo Securities, LLC at 1-800-326-5897.
Use of Proceeds
We expect to receive net proceeds of approximately $497 million from the sale of the Notes we are offering, after deducting underwriters’ discounts and commissions and our estimated offering expenses.
Pro Forma Ratio of Earnings to Fixed Charges
Giving effect to our public offering of $350 million of senior notes in April 2009 and the application of the net proceeds therefrom and this offering and the application of the net proceeds therefrom, as of the beginning of each pro forma period presented, our ratio of earnings to fixed charges would have been as follows:

Pro Forma
Three months
	Year ended	ended
	December 31, 2008	March 31, 2009
Ratio of Earnings to Fixed Charges(1)	2.38x	3.65x

(1)	Includes interest costs attributable to borrowings for inventory stored in a contango market of $9 million for the year ended December 31, 2008.
Revised Capitalization Disclosure
In the “As further adjusted for this offering” column of the capitalization table on page S-14 of the preliminary prospectus supplement, Cash and cash equivalents is $259 million, Hedged inventory facility is $0 million, Total short-term debt is $176 million, Senior Notes offered hereby is $500 million, Unamortized premium/(discount), net is $(7) million, Total long-term debt is $3,894 million and Total capitalization is $7,634 million.